UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

CURRENT REPORT

FOR REGISTARTION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

MIMEDX GROUP, INC.

(Exact name of registrant as specified in charter)

Florida	000-52491	26-2792552
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Chastain Center Blvd., Suite 60	30144
Kennesaw, GA	(Zip Code)
(Address of principal executive offices)

(678) 384-6720
(Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	Each class is to be registered
Common Stock, $0.001 par value per share	The NASDAQ Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☒

Title of each class to be registered:  Common Stock, par value $0.001 per share

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box ☐

Security Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Item 1.	Description of Registrant's Securities to be Registered.

The securities to be registered consist of the common stock, $0.001 par value per share ("Common Stock"), of MiMedx Group, Inc., a Florida corporation (the "Company"). This Form 8-A is being filed in connection with the listing of the Common Stock on The NASDAQ Capital Market. The following is a description of the Common Stock:

The Company's authorized capital stock consists of 130,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, $0.001 par value per share ("Preferred  Stock"). The Company's Board of Directors is expressly authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the designations and preferences, conversion and other rights, voting powers, restrictions, provisions as to dividends, qualification, redemption rights and other terms and conditions of each series of Preferred Stock. As of the date of this filing, the Board has not provided for or designated any series of Preferred Stock, and no Preferred Stock is issued or outstanding.

The holders of Common Stock are entitled to receive such dividends as are from time to time declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock are entitled to one vote per share on all matters.

The Common Stock is not redeemable. The holders of the Common Stock have no pre-emptive, conversion or cumulative voting rights. There are no sinking fund provisions for or applicable to the Common Stock. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company.

The Company's Articles of Incorporation provide that the Board is comprised of three classes of directors and that each director shall be elected for a three year term lasting until the next annual meeting of shareholders upon which his or her term expires or until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

The Company reserves the rights to repeal, alter, amend or rescind any provision contained in the Articles of Incorporation or Bylaws.

The Company is subject to the Florida affiliated transactions statute, which generally requires approval by the disinterested directors or supermajority approval by shareholders for “affiliated transactions” between a corporation and an “interested stockholder.” An “interested stockholder” is any person who is the beneficial owner of more than 10% of the outstanding voting stock of the corporation. The “affiliated transactions” covered by the statute include, with certain exceptions, (a) mergers and consolidations to which the corporation and the interested stockholder are parties, (b) sales or other dispositions of the corporation’s assets to the interested stockholder having an aggregate market value of 5% or more of the outstanding shares of the corporation, having an aggregate value of 5% or more of the assets, on a consolidated basis, of the corporation, or representing 5% or more of the earning power or net income of the corporation, (c) issuances by the corporation of its securities to the interested stockholder having an aggregate market value equal to 5% or more of the aggregate market value of all the corporation’s outstanding shares, (d) the adoption of any plan for the liquidation or dissolution of the corporation proposed by or pursuant to an arrangement with the interested stockholder, (e) any reclassification of the corporation’s securities that has the effect of  increasing by more than 5% the percentage of outstanding voting shares of the corporation beneficially owned by the interested stockholder, and (f) the receipt by the interested stockholder of certain loans or other financial assistance from the corporation.  Accordingly, these provisions may discourage attempts to acquire the Company.

In addition, the Company's Articles of Incorporation and Bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management.  These provisions include the following:

•
The authority of the Board to issue up to 5,000,000 shares of serial Preferred Stock and to determine the price, rights, preferences and privileges of such Preferred Stock without shareholder approval;

•	The division of our Board into three classes with staggered three-year terms;

•	restricting persons who may call shareholder meetings;

•	allowing the Board to fill vacancies & to fix the number of meetings; and

•	Cumulative voting is not allowed in the election of the Company's directors.

These provisions of Florida law and the Company's Articles of incorporation and Bylaws could prohibit or delay mergers or other takeover or change of control of the Company and may discourage attempts by other companies to acquire us, even if such a transaction would be beneficial to the Company's shareholders.

The foregoing description of the Common Stock is qualified in its entirety by the provisions of the Company's Articles of Incorporation and Bylaws, which are filed as exhibits to this Form 8-A and incorporated by reference in this Item I.

Item 2.	Exhibits.

Exhibit No.	Description

3.1
Articles of incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registrant’s Form 8-K filed on March 31, 2008 and Exhibit 3.1 to Registrant’s Form 8-K filed on November 5, 2012).

3.2	Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant’s Form 8-K filed on March 31, 2008).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

MIMEDX GROUP, INC.
(Registrant)
Dated: April 22, 2013

	By:	/s/: Michael J. Senken
Michael J. Senken, Chief Financial Officer